

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 30, 2017

Robyn Lamont
Chief Financial Officer
Samson Oil & Gas Limited
Level 16, AMP Building,
140 St Georges Terrace
Perth, Western Australia 6000

> **Re: Samson Oil & Gas Limited**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 26, 2017**
> **File No. 1-33578**

Dear Ms. Lamont:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources